Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52+55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Files its 2025 Form 20-F with the U.S. Securities and Exchange

Commission and Publishes its 2025 Sustainability Report

MEXICO CITY, April 16, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, announces that its annual report on Form 20-F for the year ended December 31, 2025, has been filed with the U.S. Securities and Exchange Commission. ASUR has also published its 2025 Sustainability Report, which discusses the company's environmental, social, governance performance.

You can access PDF versions of ASUR´s 2025 Form 20-F and 2025 Sustainability Report at its Investor Relations website www.asur.com.mx.

Investors can receive a printed copy of ASUR’s 2025 20-F free of charge by calling The Bank of New York Mellon at 1-212-815-2838.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeast of Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has a track record of outperforming U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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